02027506

4/12/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: April 12, 2002 **For the months of** Jan, Feb, March, 2002

TELENOR ASA

(Registrant's Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : Form 40-F 9

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes 9 No :

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By: Torstein Moland
Name: Torstein Moland
Title: CFO

[By:
Name:
Title:]

Date: [April 12, 2002

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OSLO BØRS

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IN ENGLISH

Telenor **TEL**

22.03.02 15:42	MOTTATT ÅRSRAPPORT 2001	trykt års/delårsrapport	
13.03.02 09:46	DIGI AGREEMENTS WITH TRI	andre børsmeldinger	
21.02.02 09:47	MELDEPLIKTIG HANDEL 4	meldepliktig handel	
21.02.02 09:47	MELDEPLIKTIG HANDEL 3	meldepliktig handel	
21.02.02 09:46	MELDEPLIKTIG HANDEL 2	meldepliktig handel	
21.02.02 09:45	MELDEPLIKTIG HANDEL 1	meldepliktig handel	
21.02.02 09:39	SHARE OPTION PROGRAMME	andre børsmeldinger	
15.02.02 13:23	TELENOR TO INCREASE PRICES	andre børsmeldinger	
14.02.02 08:33	FORELØPIG RESULTAT 2001	delårsresultat	
07.02.02 11:58	PANNON REACHED 2 MILL SUBSCRIBERS	andre børsmeldinger	
06.02.02 13:49	ATTACHEMENT TO DIGI STATEMENT	andre børsmeldinger	
06.02.02 11:12	DIGI RELEASE TO KL STOCK EXCHANGE	andre børsmeldinger	
04.02.02 15:46	ACQUISITION OF PANNON COMPLETED	avtaler	
25.01.02 09:27	CEO OF TELENOR STEPS DOWN	oranisasjonsendring	
16.01.02 08:30	NEW REPORTING STRUCTURE	andre børsmeldinger	
14.01.02 08:18	SLUTTFØRER OVERTAKELSEN AV COMSAT	avtaler	
10.01.02 08:11	WORKFORCE REDUCTIONS	oranisasjonsendring	

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OSLO BØR

søk: fra 31.12.2001 til 11.04.2002 type melding ORANISASJONSENDRING

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NØKKELTALL | NØKKELINFO | KURSUTVIKLING | KALENDER | **MELDINGER**

10.01.02 08:11 **TEL** **WORKFORCE REDUCTIONS** oranisasjonsendring

Telenor has decided to rationalise Customer Support and Directory Enquiries in Norway. The manpower levels will be reduced by up to 420 man-years, with annual cost savings of approximately NOK 130 million.

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16.01.02 08:30 **TEL NEW REPORTING STRUCTURE** andre børsmeldinger

From Q4 2001 Telenor will have a new reporting structure. Enclosed are the historical figures embedded in the new reporting structure. Telenor report the preliminary results for 2001 on February 14th 2002.

25.01.02 09:27 **TEL** **CEO OF TELENOR STEPS DOWN** oranisasjonsendring

Tormod Hermansen, CEO of Telenor, has informed the Telenor board that he wishes to withdraw from his position by the end of June 2002. This is in accordance with the terms in his contract of employment. The board has complied with his wish, and intends to find a successor well before Tormod Hermansen`s withdrawal.

04.02.02 15:46 **TEL** **ACQUISITION OF PANNON COMPLETED** avtaler

Telenor has completed the acquisition of 74.22 per cent of the shares in Pannon GSM Rt from the Dutch Telecommunications Company KPN, Finland`s Sonera, and Denmark`s Tele Danmark Communications (TDC). This acquisition has brought Telenor`s holding in Pannon GSM from 25.78 per cent to 100 per cent.

Telenor signed a final share purchase agreement to acquire Pannon GSM in September 2001, subject to regulatory approval. The final regulatory clearance was received on 22 January 2002 and Telenor has today completed the acquisition. The purchase price for the shares will be EURO 1,002 million to be financed from existing credit lines. Telenor will consolidate Pannon GSM in its financial accounts from 4 February 2002.

06.02.02 11:12 TEL — **DIGI RELEASE TO KL STOCK EXCHANGE** — andre børsmeldinger

```
DiGi.Com has today released their financial statement for
the eight-month period ended December 31, 2001.

Attachment on www.ose.no.
```

06.02.02 13:49 TEL **ATTACHEMENT TO DIGI STATEMENT** andre børsmeldinger

Attached to wwww.ose.no is the unaudited consolidated results, balance sheet and notes for DiGi.com.

6 FEBRUARY 2002

KUALA LUMPUR STOCK EXCHANGE
9th Floor Exchange Square
Bukit Kewangan
50200 Kuala Lumpur

DiGi.COM BERHAD

UNAUDITED CONSOLIDATED RESULTS FOR THE FINAL PERIOD FROM 1 NOVEMBER 2001 TO 31 DECEMBER 2001 AND FOR THE EIGHT MONTHS FINANCIAL PERIOD ENDED 31 DECEMBER 2001

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT PERIOD (2 MONTHS) 1 NOV 2001 TO 31 DEC 2001	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT PERIOD (8 MONTHS) 1 MAY 2001 TO 31 DEC 2001	PRECEDING YEAR ENDED 30 APRIL 2001 (RESTATED) (UNAUDITED)
	RM'000	RM'000	RM'000	RM'000
1 (a) Revenue	193 926	NA	747 042	887 005
(b) Investment income	0	NA	0	0
(c) Other income	2 870	NA	6 900	5 574
2 (a) Profit/(loss) before finance cost, depreciation and amortisation exceptional items, income tax, minority interests and extraordinary items	66 934	NA	258 144	300 677
(b) Finance cost	(10 383)	NA	(41 982)	(38 562)
(c) Depreciation and amortisation	(24 440)	NA	(94 241)	(109 970)
(d) Exceptional items	0	NA	0	0
(e) Profit/(loss) before income tax, minority interests and extraordinary items	32 111	NA	121 921	152 145
(f) Share of profits and losses of associated companies	0	NA	0	0
(g) Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	32 111	NA	121 921	152 145
(h) Income tax	37 000	NA	37 000	0
(i) (i) Profit/(loss) after income tax before deducting minority interests	69 111	NA	158 921	152 145
(ii) Minority interests	0	NA	0	0
(j) Pre-acquisition profit/(loss), if applicable	0	NA	0	0
(k) Net profit/(loss) from ordinary activities attributable to members of the company	69 111	NA	158 921	152 145
(l) (i) Extraordinary items	0	NA	0	0
(ii) Minority interests	0	NA	0	0
(iii) Extraordinary items attributable to members of the company	0	NA	0	0
(m) Net profit/(loss) attributable to members of the company	69 111	NA	158 921	152 145

CONSOLIDATED BALANCE SHEET

		AS AT END OF CURRENT PERIOD 31 DECEMBER 2001 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30 APRIL 2001 (RESTATED) (UNAUDITED) RM'000
1.	Property, plant and equipment	1 978 049	1 701 180
2.	Investment property	-	-
3.	Investment in associated companies	-	-
4.	Long term investments	-	-
5.	Goodwill on consolidation	-	-
6.	Intangible assets	818	868
7.	Other long term assets	-	-
8.	Current Assets		
	Inventories	14 037	17 176
	Trade receivables	103 042	94 627
	Short term investments	-	-
	Cash and bank balances	5 197	12 143
	Deposits with licensed banks	152 466	199 330
	Deferred tax asset	37 000	-
	Other debtors, deposits and prepayment	119 752	51 939
		431 494	375 215
9.	Current Liabilities		
	Trade payables	60 681	64 632
	Other payables	364 580	463 124
	Short term borrowings	90 354	-
	Provision for taxation	-	-
	Proposed dividend	-	-
	Others (Hire purchase and lease creditors)	-	778
		515 615	528 534
10.	Net current liabilities	(84 121)	(153 319)
		1 894 746	1 548 729
11.	Shareholders' funds		
	Share capital	750 000	750 000
	Reserves		
	Share premium	352 651	352 651
	Revaluation reserve	-	-
	Capital reserve	-	-
	Statutory reserve	-	-
	Retained profits	114 093	(44 828)
	Others	-	-
		1 216 744	1 057 823
12.	Minority interests	-	-
13.	Long term borrowings	678 002	490 906
14.	Other long term liabilities	-	-
		1 894 746	1 548 729
15.	Net tangible assets per share (RM)	1,62	1,41

NOTES

1. **Accounting Policies**

The quarterly financial statements have been prepared using the same accounting policies and methods of computation as compared with the most recent annual audited financial statements for the financial year ended 30 April 2001 except for the following changes which have been made to be consistent with the accounting policies adopted by its ultimate holding company, Telenor ASA :

(a) Marketing and product development expenses are expensed as incurred instead of being capitalised as deferred expenditure and amortised over a period of not more than two years from the date incurred.

(b) Revenue from prepaid services are deferred and recognised when services are used instead of at the point when a sale is made.

The financial impact on the Consolidated Income Statement resulting from the changes in accounting policies on the current period and financial period ended 31 December 2001 was an increase in profit before taxation of RM5,021,000 and RM11,343,000 respectively.

The changes in accounting policies have been applied retrospectively and the comparative information for the year ended 30 April 2001 has been restated to reflect the new accounting policies. The financial impact of the changes in accounting policies on the comparatives for the year ended 30 April 2001 are as follows:

	Consolidated Income Statement		Consolidated Balance Sheet		
	Revenue RM'000	Profit before taxation RM'000	Intangible assets RM'000	Other payables RM'000	Retained Profit/ (Accumulated losses) RM'000
As previously reported	907 803	189 985	58 961	431 283	45 106
Adjustment for the changes in accounting policies	(20 798)	(37 840)	(58 093)	31 841	(89 934)
As restated	887 005	152 145	868	463 124	(44 828)

2. **Exceptional Items**

There was no exceptional item for the current period and financial period ended 31 December 2001.

3. **Extraordinary Items**

There was no extraordinary item for the current period and financial period ended 31 December 2001.

4. **Income Tax**

The taxation credit for the current period and financial period ended 31 December 2001 is made up as follows:

	Current period 2 months 1 Nov 2001 to 31 Dec 2001 RM'000	Financial period 8 months 1 May 2001 to 31 Dec 2001 RM'000
Current period provision	-	-
Deferred tax asset recognised	37,000	37,000
	37,000	37,000

There was no tax provision for the current period and financial period ended 31 December 2001 as the taxable income was absorbed by brought forward and current capital allowances. Deferred tax asset has been recognised as there is reasonable expectation of its realisation in the near future.

5. **Profits/(Losses) on Sale of Unquoted Investments and/or Properties**

There were no profits/(losses) on sale of investments and properties included in the results for the current period and financial period ended 31 December 2001.

6. **Quoted Securities**

There was no purchase and disposal of quoted securities for the current period and financial period ended 31 December 2001. There was no investment in quoted shares as at 31 December 2001.

NOTES – Cont'd

16. Review of the Performance of the Company and its Principal Subsidiaries

The Group achieved profit before taxation of RM 121.9 million for the eight months financial period ended 31 December 2001 as compared with the profit before taxation of RM 152.1 million for the preceding financial year ended 30 April 2001 which has been restated to reflect the retrospective adjustments arising from the changes in accounting policies stated in Note 1. The profit before taxation of RM121.9 million for the eight months financial period ended 31 December 2001 reflected an improvement of 20% as compared with the eight months pro-rata profit before taxation of RM101.4 million for the preceding financial year.

The Group has recognised deferred tax asset of RM37.0 million for the financial period under review as there is reasonable expectation of its realisation in the near future. As a result, the Group achieved profit after taxation of RM158.9 million for the eight months financial period under review as compared with the preceding year of RM152.1 million as restated. Consequently, earnings per share improved to 21.2 sen for the eight months financial period under review as compared with the preceding year of 20.3 sen.

17. Material Events Subsequent to the End of the Period Reported on

There were no material events subsequent to the current period ended 31 December 2001 up to the date of this report.

18. Seasonality or Cyclicality of Operations

The operations of the Group were not significantly affected by seasonality and cyclicality factors.

19. Prospects For The Remaining Period up to 31 December 2001

Not applicable.

20. Explanatory Notes for Variance of Actual Profit from Forecast Profit/ Profit Guarantee

Not applicable.

21. Dividends

No final dividend has been recommended for the financial period ended 31 December 2001.
(Year ended 30 April 2001 : Nil).

22. Comparatives

The Company changed its financial year end from 30 April to 31 December to be co-terminous with the financial year of the holding company, Telenor Asia Pte Ltd. Therefore, the financial statements for the current period have been made up for the period of two months from 1 November 2001 to 31 December 2001. There were no comparative figures for the current period results as the corresponding period in the preceding year was for a period of three months from 1 November 2000 to 31 January 2001.

Accordingly, the financial period ended 31 December 2001 covers the period of eight months from 1 May 2001 to 31 December 2001, while the preceding year comparison is for the twelve months period from 1 May 2000 to 30 April 2001. The financial statements for the preceding financial year have been restated to reflect the retrospective adjustments arising from the changes in accounting policies as stated under Note 1 of this announcement.

c.c. Securities Commission

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ANDRE BØRSMELDINGER

07.02.02 11:58 TEL | **PANNON REACHED 2 MILL SUBSCRIBERS** | andre børsmeldinger

Telenor`s 100% owned subsidiary in Hungary, Pannon GSM, has passed 2 million subscribers (1,686 million at the end of Q3 2001).

15.02.02 13:23 **TEL**

TELENOR TO INCREASE PRICES

andre børsmeldinger

Telenor raises prices on first-time connections, transferred connections and subscription on both analogue lines (PSTN) and digital lines (ISDN), effective from May 1, 2002. After three years without raising prices, the income from subscription and connections is not sufficient to cover the costs. This is the background for the present increase.

In the past Telenor was able to calculate costs from the network as a whole, and consequently price subscription and traffic together. The Norwegian telecom market will see an increase in competition both on traffic and subscription, and Telenor will make the necessary adjustments in its network to allow competition to take place. For Telenor this will involve adjusting its price structure so that the different units must bear their own costs. Call rates have been reduced over the recent years, but the prices on subscription, first-time connections and transferred connections have not been altered considerably in the corresponding period.

In Telenor´s case, this means that costs connected to the development, maintenance and running of the network must be covered by first-time connections, transferred connections and subscription. With today´s price level Telenor is unable to cover these costs. This is why these prices will be increased from May 1, 2002.

Telenor is responsible for bringing advanced Telecom solutions out to Norwegian customers. Through an extensively developed network, Telenor has created a number of new services to the benefit of the Norwegian residential and business markets. Telenor has invested large sums of money over the last few years in extending and maintaining this network.

Updated pricing information, valid from May 1, 2002:

The price of a PSTN-subscription is raised from NOK 150 to NOK 159 per month.The price of a Basis-subscription is raised from NOK 221 to NOK 139 per month.The price of a Proff-subscription is raised from NOK 291 to 309 per month. The price of first-time ISDN connections is raised from NOK 760 to NOK 1490.The price of first-time PSTN connections is raised from NOK 760 to NOK 990.If you move house, the price will depend on the existing connections in your new home. If you have an ISDN or a PSTN connection and move to a new home equipped with existing connections, the price will be NOK 490.

(All prices include VAT)

Attachment on www.ose.no.

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21.02.02 09:39 **TEL SHARE OPTION PROGRAMME** andre børsmeldinger

Telenor ASA has decided to introduce an option programme and has today assigned options to 85 managers and key personnel, extending the right to subscribe for up to 2.520.000 Telenor shares. The option programme partly replaces existing bonus and incentive schemes for managers and key personnel.

One third of the options may be exercised each of the coming three years after the assignment date. The latest possible exercise date is seven years after the assignment date. The exercise quotation price corresponds to the average closing price at Oslo Stock Exchange, five trading days prior to the time of the assignment, with the addition of an interest per commenced month answering to 1/12 of 12 months NIBOR. The options may only be exercised four times a year, during a ten-day period after the disclosure of the company´s quarterly results.

At the exercise of options Telenor maintains the right to redeem options by paying an amount in cash corresponding to the difference between exercise quotation price and closing price on the day the notification reached the company.

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13.03.02 09:46 **TEL DIGI AGREEMENTS WITH TRI** andre børsmeldinger

Telenor's Malaysian subsidiary, DiGi.Com Bhd (DiGi) today announced its entry into three agreements with Technology Resources Industries Berhad (TRI), owner of Celcom, the second largest mobile operator in the country.

Through the agreements, the companies wish to find possibilities of integrating their respective networks and infrastructure, establish national roaming and jointly submit a bid for the announced licences for the third generation's mobile services (3G) in Malaysia.

The companies expect that the agreement on the integration of their networks and infrastructure will be significantly beneficial for shareholders and customers. DiGi operates in the GSM 1800 Mhz network allowing a greater bandwidth, while Celcom has a GSM 900 Mhz network with a greater range.

Telenor holds a 61% ownership in DiGi Com Bhd